Results of Shareholder Meeting

A special meeting of shareholders of the Trust was held on March 15, 2016. The matters voted on by the shareholders of record as of January 15, 2016 (the
Record Date) were 1) To elect Dr. Mendel Fygenson,
Brian Wing, Chad Lasdon and Paul Karapetian to the
Board of Trustees of the Trust; and 2) To approve a new advisory agreement between Vericimetry Advisors LLC and the Trust, with respect to Vericimetry U.S. Small
Cap Value Fund. The number of shares outstanding for the Fund as of the Record Date was 13,868,794. Both proposals were approved.

With respect to the proposal to elect Dr. Mendel
Fygenson, Brian Wing, Chad Lasdon and Paul Karapetian to the Board of Trustees of the Trust, the results of the vote were as follows:

For:  13,765,055
Withhold:	  94,906

With respect to the proposal to approve a new advisory agreement between Vericimetry Advisors LLC and the Trust, with respect to Vericimetry U.S. Small Cap Value
Fund, the results of the vote were as follows:

For:  7,093,731
Against:  30,114
Abstain:  31,057